

25003290

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-29831

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/01/2024 (MM/DD/YY) AND ENDING 05/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Barrington Research Associates, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

161 N. Clark St., Suite #2950
(No. and Street)

Chicago (City) IL (State) 60601 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alexander P. Paris, Jr. (Name) 312-634-6352 (Area Code – Telephone Number) aparis@brai.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP
(Name – if individual, state last, first, and middle name)

141 W. Jackson Boulevard, Suite 2250 (Address) Chicago (City) IL (State) 60604 (Zip Code)

03/24/2009 (Date of Registration with PCAOB)(if applicable) 3407 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander P. Paris, Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Barrington Research Associates, Inc., as of 5/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.


OFFICIAL SEAL
MARIETTA THERESE COLES
Notary Public, State of Illinois
Commission No. 981310
My Commission Expires
November 14, 2027

Notary Public

Signature:

Title:
President

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [x] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Barrington Research Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Barrington Research Associates, Inc. (the "Company") as of May 31, 2025, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Barrington Research Associates, Inc. as of May 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Barrington Research Associates, Inc.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Barrington Research Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplementary Schedules (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Barrington Research Associates, Inc.'s financial statements. The supplemental information is the responsibility of Barrington Research Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

We have served as Barrington Research Associates, Inc.'s auditor since 2009.
Chicago, Illinois
July 31, 2025

Barrington Research Associates, Inc.

Statement of Financial Condition

May 31, 2025

Assets		
Cash	$	240,590
Receivable from clearing broker		115,622
Commissions receivable		26,622
Other receivables		82,500
Equity research receivable		61,136
Right of use asset		1,094,229
Deposits and other		16,249
	$	1,636,948

Liabilities and Shareholders' Equity

Liabilities		
Commissions payable	$	4,321
Retirement plan payable		11,011
Accounts payable and accrued expenses		117,732
Lease liability		1,194,950
		1,328,014
Shareholders' Equity		
Common stock, $1 par value; 50,000 shares authorized, 1,000 shares issued and outstanding		1,000
Paid in Capital		609,970
Retained earnings		(302,036)
		308,934
	$	1,636,948

See accompanying notes.

Barrington Research Associates, Inc.

Statement of Operations

Year Ended May 31, 2025

Revenues		
Commissions	$	445,469
Financial advisory fees		1,540,000
Investment banking fees		50,000
Equity research services		1,155,134
Underwriting fees		234,817
Consulting fees		8,145
Interest and other		10,108
		3,443,673
Expenses		
Officer and employee compensation		2,357,582
Commissions		153,475
Consulting fees		51,260
Professional and regulatory		70,690
Office and communications		109,972
Clearing and execution		228,821
Conference expense		15,350
Research and data vendors		268,330
Payroll taxes		157,987
Travel and entertainment		115,233
Occupancy and equipment rental		393,140
Interest		8,002
Other		116,680
		4,046,522
Net loss	$	(602,849)

See accompanying notes.

Barrington Research Associates, Inc.

Statement of Changes in Shareholders' Equity

Year Ended May 31, 2025

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at June 1, 2024	$ 1,000	$ 469,970	$ 300,813	$ 771,783
Capital contributions		140,000		140,000
Net loss	-	-	(602,849)	(602,849)
Balance at May 31, 2025	$ 1,000	$ 609,970	$ (302,036)	$ 308,934

See accompanying notes.

Barrington Research Associates, Inc.

Statement of Cash Flows

Year Ended May 31, 2025

Cash flows from operating activities		
Net loss	$	(602,849)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Receivable from clearing broker		16,266
Underwriting receivable		207,867
Commissions receivable		(9,547)
Equity research receivable		(2,786)
Other receivables		147,500
Due from affiliates		20,800
Right of use asset		153,224
Deposits and other		(6,091)
Increase (decrease) in operating liabilities:		
Commissions payable		(5,567)
Retirement plan payable		(1,101)
Accounts payable and accrued expenses		16,617
Lease liability		(147,263)
Net cash used in operating activities		(212,930)
Cash flows from financing activities		
Capital contributions		140,000
Net cash provided by financing activities		140,000
Decrease in cash		(72,930)
Cash at beginning of the year		313,520
Cash at end of the year	$	240,590
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest		8,002

See accompanying notes.

1. Organization and Business

Barrington Research Associates, Inc. (the "Company"), was incorporated in the State of Illinois on June 1, 1983. The Company is registered as a broker-dealer ("BD") in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in trading securities on recognized United States security exchanges, investment banking, financial advising, and underwriting for private placements of securities, and provides research services.

2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, Revenue from contracts with customers. That guidance was amended to require public business entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Securities transactions and related income and expenses are recorded on a trade date basis that does not differ materially from the settlement date basis. Securities owned are recorded in the statement of financial condition at market value.

Commission income. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transactions, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment banking fees, underwriting and financial advisory services. The Company provides investment banking services to publicly traded companies as well as to privately held corporations which include capital raising, M&A advisory and valuation services. The Company acted as a co-managing underwriter and participating underwriter. At the direction of the managing underwriter, the Company is responsible for organizing the other participating underwriters and negotiates the transaction with the issuer of the security. A co-manager takes part in the negotiations but does not maintain the records of the group. Participating underwriters maintain records of each underwriting participation only to the extent they are involved. To spread the risk of an underwriting and facilitate its distribution, the underwriters may sell all or part of the securities directly to the public or a selling group that in turn sells the securities to the public. Selling groups are not underwriters and have no obligation to sell the securities allocated to them. Accordingly, they are entitled only to a selling concession. The difference between the price to the public and that to the issuer (the gross underwriting spread) represents the underwriters' and selling group's compensation for the risk and cost of selling the issue. The gross underwriting spread is generally apportioned between the underwriters and selling group and consists of a

2. Summary of Significant Accounting Policies, Continued

management fee, underwriting fee, and a selling concession. The underwriters may be entitled to a management fee and underwriting fee or both. The Company believes that the performance obligation is satisfied at the time all these conditions are met.

Equity research services. The Company offers fundamental equity research services to institutional investors. Integral to our capital markets efforts, we have equity sales and trading relationships with institutional investors that invest in our core sectors of coverage including Consumer & Business Services, Healthcare, Industrial and Media & Technology. We provide institutional clients a continual flow of equity research on more than 125 companies currently as well as management access opportunities through hundreds of corporate access events every year, including non-deal road shows, corporate field trips, proprietary management/industry conference calls and our own investment conferences.

Consulting fees are recorded on accrual basis when the services are completed, and the performance obligation is satisfied.

Leases

The Company recognizes leases in accordance with FASB ASC Topic 842, Leases. The guidance was amended to require public business entities to recognize a right of use asset and a lease liability in the statement of financial condition. The amendment is effective for the Company's fiscal year beginning after December 15, 2018 with early adoption permitted. Management believes the impact of Topic 842 has no material impact on its operations. The Company recognized a right of use asset and lease liability of $1,094,229 and $1,194,950, respectively as reported on the statement of financial condition as of May 31, 2025.

Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments- Credit Losses (Topic 326) ("ASU 2016-13")*. This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Losses model ("CECL"). Under CECL, the allowance for losses reflects management's estimate of credit losses over the remaining expected life of the financial assets and expected credit losses for newly recognized financial assets, as well as change to expected credit losses during the period, would be recognized in earnings. Expected credit losses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount and will be generally recognized earlier than under current standards. Management believes the impact of Topic 326 has no material impact on the Company's financial statements. The Company has completed their analysis as of May 31, 2025, related to the above noted financial assets within the scope of ASU 2016-13 and identified no material current expected credit loss.

2. Summary of Significant Accounting Policies, Continued

Income Taxes

Deferred income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards.

The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

The Company adopted FASB ASC topic 740 during 2009, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. FASB

ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

FASB ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC topic 450 Accounting for Contingencies. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations has an immaterial effect on its financial statements. The Company is subject to examination by U.S. federal or state authorities for current and prior three tax years.

Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing financial statements are reasonable and prudent. Actual results could differ from these estimates.

Securities Valuation

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement and Disclosure* (see note 3).

3. Fair Value Measurement and Disclosure

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the

3. Fair Value Measurement and Disclosure, Continued

transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3. The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among levels 1, 2, and 3 during the year.

The Company values its investments based on the following principles and method of valuation:

Investments in equities and equities options listed on an exchange and which are freely transferable are valued at their last sales price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred and other equities traded on inactive markets or valued by a dealer quotations or alternative pricing source or model supported by observable inputs are classified within Level 2.

Exchange-traded equity securities and options are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

3. Fair Value Measurement and Disclosure, Continued

Securities sold short, not yet purchased represent obligations to purchase such investments at a future date. The value of the open short position is recorded as a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the security sold short in excess of the proceeds received.

At May 31, 2025, the Company had no level 1, level 2 or level 3 investments required to be disclosed under FASB ASC 820.

4. Receivable from Clearing Broker

At May 31, 2025, the Company utilized clearing broker, Wedbush Securities Inc. The receivable includes $115,622 of cash in investment accounts held at the clearing broker.

5. Employee Benefit Plan

The Company has established a 401(K) retirement plan for qualified employees. The Company may elect to contribute to the plan, subject to certain limitations as set forth in the plan agreement, at the discretion of the Board of Directors.

As of May 31, 2025, the Company has an outstanding retirement plan payable of approximately $11,000 included in the financial statements. During the year ending May 31, 2025, the Company's contributions approximated $66,000.

6. Related Party Transactions

During the year ended May 31, 2025, the Company had equity research services income of approximately $170,000 from Barrington Asset Management, Inc. ("BAMI"), an affiliate through common ownership.

7. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460, G*uarantees*, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) and related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

7. Guarantees, Continued

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statement for these indemnifications.

8. Credit Risk and Concentration

Credit risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf.

The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. At May 31, 2025, no credit concentration consisted of cash deposited in excess of federally insured limits. At May 31,2025, a significant credit concentration consisted with one clearing broker of approximately $142,000. Management does not consider any credit risk associated with cash or receivables to be significant.

9. Commitments

The Company conducts its operations in a leased office facility and annual rentals are charged to current operations. The lease is subject to escalation clauses based on the operating expenses of the lessors. The Company leases office space under a noncancelable lease that expires February 28, 2031.

As of May 31, 2025, the weighted discount rate for our operating leases was 6%. The Company recognized a right of use asset and lease liability of $1,094,229 and $1,194,950 respectively as reported on the statement of financial condition as of May 31, 2025.

For the year ended May 31, 2025, the rent expense was $229,763 and is included in occupancy and equipment rental on statement of operations.

The minimum annual rental commitments under a non-cancellable operating lease are approximately as follows as of May 31, 2025:

May 31		Amount
2026		229,376
2027		236,235
2028		243,307
2029		250,625
After 2029		456,053
		1,415,596
Imputed Interest		(220,646)
Total	$	1,194,950

9. Commitments, Continued

The Company had an outstanding irrevocable standby letter of credit for $100,000 at May 31, 2025. Management has determined the letter of credit does not create an additional risk for the Company.

10. Income Taxes

On December 22, 2017, the Tax Cuts and Jobs Act of 2017, went into effect and reduced the corporate federal tax rate from 34% to 21%. Additionally, the Tax Cuts and Jobs Act amended IRC section 172, net operating loss deductions ("NOL"). Under the amendment, NOLs can be carried forward indefinitely for all losses incurred after tax years ending December 31, 2017.

At May 31, 2025, the Company had net operating loss carryforwards for federal and state available to offset future ordinary income of approximately $1,970,000 and $3,795,000, respectively. The deferred tax asset for federal and state are approximately $414,000 and $329,000, respectively arising from the net operating loss carryforwards, is fully reserved as realization is not assured.

11. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and ⅔ percent of "aggregate indebtedness", as defined.

At May 31, 2025, the Company had net capital and net capital requirements of $185,065 and $100,000, respectively.

12. Broker Dealer- Single Reporting Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment research, institutional sales, and trading, including principal and agency transactions, and investment banking and corporate advisory businesses. The Company has identified its Chief Operating Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 11), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

13. Contingencies

In the normal course of business, the Company is subject to various regulatory inquiries that may result in claims from potential violations which may involve sanctions and or fines. These matters are rigorously defended as they arise.

14. Subsequent Events

Management has evaluated events and transactions through July 31, 2025, the date the financial statements were available to be issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTARY SCHEDULES

Barrington Research Associates, Inc. **Schedule 1**

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1

May 31, 2025

Computation of net capital		
Total shareholders' equity		$ 308,934
Total shareholders' equity qualified for net capital		308,934
Deductions and /or charges:		
Nonallowable assets:		
Equity research services receivable	25,000	
Other receivable	82,500	
Deposits and other	16,249	(123,749)
Net capital before haircuts on securities positions		185,185
Haircuts on securities:		
Other	$ 120	(120)
Net capital		$ 185,065
Computation of basic capital requirement		
Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		100,000
Excess net capital		$ 85,065
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar capital required		$ 65,065
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 233,785
Percentage of aggregate indebtedness to net capital		% 126.33

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIA filing as of May 31, 2025.

See accompanying notes.

Barrington Research Associates, Inc.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

May 31, 2025

The Company did not handle any customer cash or securities during the year ended May 31, 2025 and does not have any customer accounts.

Barrington Research Associates, Inc.

Computation for Determination of PAIB Reserve Requirements pursuant to Rule 15c3-3

May 31, 2025

The Company did not handle any customer cash or securities during the year ended May 31, 2025 and does not have any customer accounts.

Barrington Research Associates, Inc.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

May 31, 2025

The Company did not handle any customer cash or securities during the year ended May 31, 2025 and does not have any customer accounts.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Barrington Research Associates, Inc.

We have reviewed management's statements, included in the accompanying Barrington Research Associates, Inc.'s Exemption Report, in which (1) The Company claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3 (k)(2)(ii) and (2) the Company met the identified exemption provisions in 17 C.F.R. §240. 15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

The Company is also filling this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) investment banking, underwriting and financial services, 2) equity research services, 3) consulting and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Barrington Research Associates, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ryan & Juraska LLP

Chicago, Illinois
July 31, 2025



Barrington
RESEARCH ASSOCIATES

Investment Research
Institutional Brokerage
Investment Banking

Barrington Research Associates Inc.'s Exemption Report

Barrington Research Associates Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240. 17a-5, "Reports to be made by certain broker and dealers"). This exemption report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240. 15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

(3) The Company is also filling this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) investment banking, underwriting and financial services, 2) equity research services, 3) consulting and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Alexander P. Paris, Jr. swear (or affirm) that, to the best of my knowledge and belief, this exemption report is true and correct.

Alexander P. Paris, Jr.
President
Barrington Research Associates, Inc.

July 31, 2025
Date